June 28, 2023

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Form AW - Request for Withdrawal
Amplify ETF Trust
Registration on Form N-1A
Post-Effective Amendment No. 211
(Registration Statement File Nos. 333-207937, 811-23108)

Ladies and Gentleman:

On behalf of Amplify Cash Cow Dividend Leaders ETF (the “Fund”), a series of Amplify ETF Trust (the “Trust”), the Trust hereby requests the withdrawal of the above-mentioned Post-Effective Amendment to the Trust’s Registration Statement pursuant to Rule 477 of Regulation C under the Securities Act of 1933, as amended (the “1933 Act”). Post-Effective Amendment No. 211 was originally filed with the Securities and Exchange Commission on April 17, 2023.

A subsequent filing was made by the Amplfiy ETF Trust on April 24, 2023 relating to the Amplify Cash Flow Dividend Leaders ETF that has replaced the above-mentioned Post-Effective Amendment and such subsequent filing remains in effect.

The Trust no longer intends to seek effectiveness of the Fund and no securities of the Fund were sold, or will be sold, pursuant to the above-mentioned Post-Effective Amendment to the Trust’s Registration Statement.

Sincerely,

AMPLIFY ETF TRUST

By:	/s/ Christian Magoon
Christian Magoon,
Chairman of the Board of Trustees
President and Chief Executive Officer